January 13, 2025

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Simplify Exchange Traded Funds; File Nos. 811-23570, 333-238475

Dear Ms. DiAngelo Fettig:

On February 22, 2024, you provided oral comments with respect to certain Securities and Exchange Commission filings of Simplify Exchange Traded Funds (the “Registrant). Please find below the Registrant’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report (June 30, 2023)

Management’s Discussion of Fund Performance

Comment 1. The Growth of a $10,000 Investment graphs are labeled “HYPOTHETICAL GROWTH OF $10,000 INVESTMENT.” In future filings, please remove the term hypothetical because these are based on historical performance information.

Response. The Registrant confirms that it will remove the term hypothetical from future filings.

Comment 2. “The ETF may be non-diversified” is included in a footnote to the Average Annual Total Return chart for many of the Funds. In future filings, please modify the disclosure to the specifics of each Fund.

Response. The Registrant agrees to tailor the footnote to the specifics of each Fund in future filings.

Comment 3. Simplify Hedged Equity ETF and Simplify Volatility Premium ETF each have disclosure that effective as of July 1, 2022, the benchmark was changed but are missing disclosure of the reason for the benchmark change pursuant to Form N-1A item 27(b)(7)(ii) Instruction 7. Please disclose the reason for the changes in correspondence and represent that you will do so in future filings.

Response. The benchmark for Simplify Hedged Equity ETF (HEQT) was updated from S&P 500 Index to Bloomberg US EQ:FI 60:40 Index (BMA6040 Index) to better represent the reduced equity beta exposure via options put-spread collar of the Fund.

The benchmark for Simplify Volatility Premium ETF (SVOL) was updated from a non-investable S&P 500 VIX Short-Term Futures Index to S&P 500 Index (SPX Index) since the latter is more widely adopted and aligned with investors’ view of the Fund as an alternative equity income investment.

The Registrant confirms that it will include such disclosure in future filings.

Comment 4. Some of the benchmark indices include reference to “4PM” (for example, ICE BofA US High Yield Index 4PM) whereas the previous year’s disclosure did not include the “4PM.” Please advise if this is a change in benchmark or is the benchmark the same with additional description added?

Response. The Registrant confirms the benchmark is the same with the additional description added.

Fees and Expenses

Comment 5. In the annualized expense ratios on pages 41 – 42 with respect to Simplify Aggregate Bond PLUS Credit Hedge ETF, Simplify Enhanced Income ETF, Simplify Hedged Equity ETF, and Simplify Bitcoin Strategy PLUS Income ETF, do the calculations for these ratios take into account interest expense?

Response. The amounts in the fees and expense section do not include interest expense as specified in the * footnote on page 42 of the 6/30/23 Annual Report. The Registrant confirms that it will include interest expense in the annualized expense ratios in future filings.

Follow-Up. Please file an amended Form N-CSR to update disclosures to include interest expense ratios. As a reminder, when filing the amended Form N-CSR, please update the dates of the certifications accordingly.

Response. The Registrant will file an amended Form N-CSR to update disclosures to include interest expense ratios.

Schedule of Investments

Comment 6. On page 68, with respect to the interest rate swap contracts outstanding, please include the disclosure requirements set forth in Regulation S-X 1212 footnote 4 in future filings. (See guidance from AICPA Expert Panel Meeting Minutes dated February 20, 2018, “The SEC staff observed effective disclosure which included a description sufficient for a user to understand the terms of the payments to be received and paid, for example, in the case of an interest rate swap, disclosure where both the reference rate and spread, and either the end of period rate or the end of period reference rate for each reference rate described was disclosed in a note to the schedule.”)

Response. Currently in the Interest Rate Swap table, the 1-day SOFR, which is the end of period reference rate, received by the Fund is shown and there is no spread. Going forward, the Registrant is considering showing an end of period rate (which would be the actual SOFR rate at the period end date) along with the reference rate and spread, if any.

Comment 7. All Funds with custom basket swaps disclose the components of the custom basket but it is difficult to determine how the disclosure of the components tie back to the unrealized appreciation or depreciation for the swaps. For example, page 70 has a table for the Morgan Stanley Custom Global Short Equity Index basket and shows an unrealized appreciation of $6,117, but page 70 shows totals for that custom basket that do not necessarily agree to the table on pg. 70. (See guidance from AICPA Expert Panel Meeting Minutes dated February 20, 2018, “The SEC staff observed effective disclosure where registrants are only providing the top 50 components and any component whose notional > 1% of the basket’s notional and: x The registrant identified that the disclosure represented a subset of the basket (e.g., top 50 and > 1%) and not all of the contents of the basket were included; and/or, x Included a line item encompassing the totals of “other components” to agree to the total value of the swap.”)

Response. In future cycles, the Registrant is reviewing adding another column that shows the unrealized for each component of the custom basket to tie back to the unrealized on the swap table. The Funds disclose all the components of the custom basket because the aggregate notional amount of the custom basket investments exceeds 5% of each respective fund’s net assets. The final rule on the “Investment Company Reporting Modernizations [Release Nos. 33-10231; 34-79095; IC-32314; File No. S7-08-15] states that “for investments in a non-public index or custom basket that exceed 5% of a fund’s net assets, funds will be required to report all components.” Form N-PORT guidance also states that “if the index’s or custom basket’s components are not publicly available in that manner, and the notional amount of the derivative represents more than 5% of the net asset value of the Fund, provide the…(iv) value of every component in the index or custom basket.”

Follow-Up. In the response, when referencing the final rule on the “Investment Company Reporting Modernizations [Release Nos. 33-10231; 34-79095; IC-32314; File No. S7-08-15], the 5% is a requirement for N-PORT as opposed to Form N-CSR. Reg S-X governs disclosure for swaps, specifically Regulation S-X 1213(c) footnote 3, and has a different threshold of 1% of the NAV for financial statements in N-CSR. Please update the response.

Response. In future filings, the Registrant will provide only the top 50 components and any component whose notional amount is > 1% of the basket’s notional amount.

Comment 8. In the Schedule of Investments on page 56 with respect to the Simplify Health Care ETF, please explain why the investments are sub-categorized as “Consumer, Non-cyclical” as opposed to health care or some categorization that is related to health care. Please also explain the same for the Schedule of Investments for Simplify Propel Opportunities ETF on page 82.

Response. All of the Simplify ETFs, including Simplify Health Care ETF and Simplify Propel Opportunities ETF, use Bloomberg Industry Sectors for classification of equity securities. The Registrant undertakes to use Bloomberg Industry Subgroups classification for equity securities in future reports.

Comment 9. On page 43 with respect to the Simplify Aggregate Bond PLUS Credit Hedge ETF, the investments are categorized into ETFs, U.S. Government Obligations, and U.S. Treasury Bills. Regulation S-X 1212 footnote 2 requires further categorization by industry, country, or geographic region. In future filings, please further categorize for all Funds that invest in ETFs.

Response. The Registrant further categorized by country in the most recent semi-annual report and agrees to do so in future filings for all Funds that invest in ETFs.

Comment 10. On page 67, with respect to the purchased swaptions for Simplify Interest Rate Hedge ETF, the exercise price and expiration date of the swaptions are missing. In future filings, please include this disclosure consistent with the requirements of S-X 1212 footnote 3 which refers to S-X article 1213.

Response. The Registrant notes the expiration dates on the purchased swaptions for Simplify Interest Rate Hedge ETF are included with the description of the security. For swaptions, the industry convention for the exercise/strike price is to state this as an interest rate. Consequently, the Registrant believes it has disclosed the best form of “exercise price.”

Comment 11. In the Summary of Investment Type for Simplify Interest Rate Hedge ETF (page 68), consider disclosing whether the chart reflects derivative activity. In future filings, for all Funds with investments in derivatives, please consider disclosing whether the chart reflects derivative activity.

Response. In future filings, for all Funds with investments in derivatives, the Registrant will update the chart to disclose derivative activity.

Consolidated Statements of Operations

Comment 12. With respect to the Consolidated Statements of Operations on page 122, please explain in correspondence the nature of the Other Expenses that are excluded from the unitary fee for the Simplify Bitcoin Strategy PLUS Income ETF.

Response. The “Other Expenses” in the Statement of Operations that are excluded from the unitary fee for the Simplify Bitcoin Strategy PLUS Income ETF are attributable to interest expense that is estimated for the fiscal year.

Follow-Up. The Statement of Operations already has a line item for interest expense. What is difference between that line item and the other expense category?

Response. The Registrant acknowledges that the initial response was not accurate. After conferring with fund accounting personnel, the interest expense line item in the Statement of Operations is the Fund’s interest expense and associated wire fees. The “other expenses” line item in the Statement of Operations is New York taxes and an accrued amount based on estimated other expenses outside of the unitary fee. The accrued amount was deemed immaterial by the auditor.

Additional Follow-Up. Please provide additional detail on “estimated other expenses outside of the unitary fee” and the dollar amount split between New York taxes and other fees.

Response. We apologize that the response was not clear. $10,908 was an accrued estimated interest expense that should have been adjusted or removed when the interest expense was actually booked as an expense and paid. The auditors observed the item and did not require an adjustment to the financial statements because it was immaterial. The accrual was corrected after the completion of the audit. The correction did not result in a NAV error because the impact was less than $0.01 per share.

Comment 13. For Funds that had a return of capital distributions (Simplify Aggregate Bond PLUS Credit Hedge ETF, Simplify High Yield PLUS Credit Hedge ETF, Simplify Propel Opportunities ETF, Simplify Tail Risk Strategy ETF, Simplify US Equity PLUS GBTC ETF, Simplify Volatility Premium ETF, and Simplify Volt RoboCar Disruption and Tech ETF) please confirm that the Fund has complied with the shareholder notice requirements of Section 19(a) of the Investment Company Act of 1940, as amended. Please also explain why Item B. 23 was not checked on Form N-CEN.

Response. Simplify attempts to smooth monthly and quarterly distributions based on management estimates of income and cap gains to avoid lump sum year-end distributions. In certain periods, distributions could end up being classified as Return of Capital post- audit. The Registrant has adopted Section 19(a) and Rule 19a-1 policies and procedures. However, due to an oversight not all Funds triggered the relevant reporting. Corrective steps are summarized below.

Following the 2023 FYE annual audit (7/1/22 to 6/30/23), Simplify has put in place Section 19(a) notices for the following Funds:

●	Simplify Aggregate Bond PLUS Credit Hedge ETF

●	Simplify Propel Opportunities ETF

●	Simplify Volatility Premium ETF

In the last audit cycle, the following Funds had Return of Capital distributions:

●	Simplify Volt RoboCar Disruption and Tech ETF

●	Simplify Tail Risk Strategy ETF (liquidated as of March 7, 2024)

The Registrant will continue to monitor Return of Capital distributions from the Funds and will incorporate the following funds into the Section 19(a) disclosures:

●	Simplify High Yield PLUS Credit Hedge ETF

●	Simplify US Equity PLUS GBTC ETF

Item B.23 was not checked on Form N-CEN due to an oversight. The Registrant undertakes to make appropriate checks in future filings.

Follow-Up. As a general matter, the response is difficult to follow. Please modify the response to indicate what Funds should have sent 19(a) notices for return of capital for 6/30/2023. Please be sure to address the following in the revised response:

●	Provide more information with respect to the statement that “due to an oversight not all Funds triggered the relevant reporting” and any controls implemented surrounding this process.

●	“Following the 2023 FYE annual audit (7/1/22 to 6/30/23), Simplify has put in place Section 19(a) notices for the following Funds.” Does that mean these Funds should have sent notices but did not?

●	“In the last audit cycle, the following Funds had Return of Capital distributions:” Does that mean these Funds should have sent notices but did not?

●	Provide additional detail with respect to the statement that “[t]he Registrant will continue to monitor Return of Capital distributions from the Funds and will incorporate the following funds into the Section 19(a) disclosures.” Were those Funds not included in the prior Section 19(a) disclosures?

Response. The Registrant seeks to clarify its initial response as follows:

During the fiscal year ended 6/30/23, the following Funds made distributions that included return of capital, but no 19(a) notices were provided:

●	Simplify Aggregate Bond PLUS Credit Hedge ETF

●	Simplify High Yield PLUS Credit Hedge ETF

●	Simplify Propel Opportunities ETF

●	Simplify Tail Risk Strategy ETF

●	Simplify US Equity PLUS GBTC ETF

Simplify Volatility Premium ETF and Simplify Volt RoboCar Disruption and Tech ETF made no return of capital distributions in fiscal year ended 6/30/23.

In response to a recommendation from the Registrant’s auditors made in the course of the 2023 audit, the Registrant established an informal Section 19(a) procedure in late 2023 (after the July, August and September 2023 distributions were made). As a result, those distributions were not accompanied by 19(a) notices. The statement “due to an oversight not all Funds triggered the relevant reporting” refers to the informal 19(a) procedure, which monitored only the Funds that were likely to distribute capital. In March of 2024, the informal procedure was revised to capture all Funds that made distributions that included return of capital.

The following is a list of Funds that made distributions that included return of capital in fiscal year ended 6/30/24 (subject to final review by the auditors), and the date the 19(a) notices began to be sent:

●	Simplify Aggregate Bond PLUS Credit Hedge ETF (September 2023)

●	Simplify Enhanced Income ETF (September 2023)

●	Simplify Propel Opportunities ETF (September 2023)

●	Simplify Stable Income ETF (September 2023)

●	Simplify US Equity PLUS GBTC ETF (March 2024)

●	Simplify Volatility Premium ETF (September 2023)

The Simplify MBS ETF, Simplify Market Neutral Equity Long Short ETF, Simplify Tail Risk Strategy ETF made distributions in the fiscal year ended June 30, 2024, that included return of capital, and the shareholders did not receive 19(a) notices. The Tail Risk Strategy ETF liquidated in March 2024.

The Registrant has implemented written Section 19(a) and Rule 19a-1 policies and procedures, which the Board will be asked to ratify at its August 2024 meeting. These policies and procedures are applicable to all Funds. The CCO of the Trust prepared the policies and procedures that are intended to ensure all notices are sent in a timely manner and otherwise comply with the requirements of Section 19(a). These Section 19(a) and Rule 19a-1 policies and procedures are attached for your information. In addition, the Registrant has received confirmation for its third-party administrator/fund accountant that it will evaluate every distribution made by the Funds before the pay date to determine whether a 19(a) notice is required, the administrator will promptly prepare draft 19(a) notices for the Registrant’s review, and promptly transmit all notices. The Registrant is confident that the issue has been resolved and that all required 19(a) notices will be provided to shareholders as required by Section 19(a) and Rule 19a-1.

Item B.23 was not checked on Form N-CEN due to an oversight. The Registrant undertakes to make appropriate checks in future filings.

Consolidated Financial Highlights

Comment 14. Footnote (b) on pages 146 (Simplify Commodities Strategy No K-1 ETF) and 148 (Simplify Volatility Premium ETF) says the Fund does not treat its obligations under reverse repurchase agreement transactions as senior securities because of having earmarked or segregated securities to collateralize or otherwise cover the transactions. This was rescinded with new derivatives rule, which had a compliance date with August of 2022. Please explain whether these two Funds, in accordance with derivatives rule, treats reverse repurchase agreements as derivatives or senior securities.

Response. The Registrant will remove the reverse repurchase agreements footnote in future filings and notes it treats reverse repurchase agreements as derivatives.

Notes to Financial Statements

Comment 15. Note 4. Derivative Financial Instruments. In future filings, please include the disclosure requirements of FASB ASC 815-10-50-1.

Response. The Registrant agrees to include the disclosure requirements of FASB ASC 815-10-50-1 in future years.

Comment 16. Note 3. Significant Accounting Policies. On page 151, the 8th paragraph in this Note states that reverse repurchase agreements are categorized as Level 2 securities; however, the fair value charts on pages 156 and 157 categorize these as Level 1 securities. Please reconcile in future filings. Additionally, in the Investment Valuation note on page 151, in future filings disclose how investments in short term money market funds and closed end funds are valued.

Response. The Registrant notes that reverse repurchase agreements are classified based on the asset that is subject to the obligation to repurchase. As such, the Registrant will amend the disclosure related to reverse repurchase agreement categorization as Level 1, 2, or 3 obligations in future filings. Additionally, the Registrant agrees to disclose how investments in short term money market funds and closed end funds are valued in future filings.

Follow-Up. The first part of response may be missing.

Response. The Registrant has amended the initial response to include the missing language.

Comment 17. Note 6. Investment Advisory Agreement and Other Agreements. The disclosure of the exclusions from the unitary fee seems inconsistent across other Fund documents. For example, the disclosure on page 170 seems inconsistent with the disclosure on page 34 of the Statement of Additional Information and page 234 of the Prospectus.

Response. Under a unitary fee structure, the Adviser is responsible for paying substantially all the operating expenses of the Funds, excluding interest expenses, taxes, brokerage expenses, acquired fund fees and expenses, Rule 12b-1 fees (if any), acquired fund fees and expenses, expenses incidental to a meeting of the Funds’ shareholders and the management fee. In addition to the excluded operating expenses, the Funds also pay non-operating expenses such as litigation and indemnification expenses and other expenses determined to be extraordinary by the Trust. The Registrant agrees to make such disclosure consistent throughout the Fund documents in future filings.

Comment 18. Note 6. Investment Advisory Agreement and Other Agreements. Please explain whether all sub-advisers have been appropriately reflected in the N-CEN and N-CSR. For example, N-CEN lists Asterozoa Management LLC as a sub-adviser for the Simplify Opportunistic Income ETF and Propel Bio Management, LLC as the sub-adviser for Simplify Propel Opportunities ETF, but these sub-advisers were not identified in Notes to Financial Statement. Additionally, Altis Partners (Jersey) Limited is listed as a futures adviser to Simplify Managed Futures Strategy ETF in the Notes to the Financial Statements, but it was not listed in the N-CEN. Lastly, the registration statement identifies Altis Partners (Jersey) Limited as the futures adviser to Simplify Commodities Strategy No K-1 ETF but that was not disclosed in Form N-CSR.

Response. The Registrant confirms that Asterozoa Management LLC should be listed as a sub-adviser for the Simplify Opportunistic Income ETF and Propel Bio Management, LLC as the sub-adviser for Simplify Propel Opportunities ETF in the Notes to the Financial Statements. The Registrant further confirms that Altis Partners (Jersey) Limited should be listed as the futures adviser to Simplify Commodities Strategy No K-1 ETF. The Registrant agrees to add such disclosure in future filings, including Form N-CENs and Form N-CSRs.

Comment 19. Note 6. Investment Advisory Agreement and Other Agreements. In future filings, please disclose that the adviser pays the sub-adviser similar to the disclosure included for the futures adviser.

Response. The Registrant confirms that it will disclose the adviser pays the sub-adviser.

Comment 20. Note 6. Investment Advisory Agreement and Other Agreements. At the top of page 170, it discloses $33,610 of fees waived for Simplify Macro Strategy ETF. The total fee waived per the statement of operations was $91,586. Please explain this difference. Furthermore, page 36 discloses that the Fund has a waiver limiting certain expenses to 50 bps. Please explain if that disclosure should have been included in Note 6.

Response. The additional fee waiver of $57,976 was inadvertently not disclosed in the notes to the financial statements in the June 30, 2023 annual report. Further, the waiver limiting certain expenses to 50 bps should have been included in Note 6 and the Registrant agrees to include such disclosure in future reports.

Comment 21. It appears the structure of certain expense waivers have changed or have not been renewed. Please explain in correspondence the effect of these changes in the expense limits on any expenses subject to recapture.

Response. The Registrant notes that any changes to the expense waivers or non-renewals would not have any impact on recapture because any such recapture would cause the Fund to exceed the expense limit in effect at the time the fee was waived. In other words, even though there are amounts listed in Form N-CSR that the adviser may potentially recoup, it is mathematically impossible for the adviser to do so.

Comment 22. Note 4. Derivative Financial Instruments. Reference to variation margin is made on page 158. Please explain where the variation margin is presented in the financial statements.

Response. The Funds present this item as “Maintenance Margin Requirement” in the statement of assets and liabilities. In Note 4, this item is referred to as “variation margin” rather than maintenance margin, which are different names for the same thing. The Registrant undertakes to make Note 4 descriptions consistent with the description in the statement of assets and liabilities as “maintenance margin” in future filings.

Follow-Up. The Staff does not believe that maintenance margin and variation margin are the same. Please explain where daily variation margin is presented in the assets or liabilities section of the balance sheet.

Response. The Registrant agrees and seeks to clarify its initial response. Variation margin refers to a margin payment made by the holder of the contact to a clearinghouse based on the price movements of futures contracts held by the holder. These futures contracts are not settling daily. In order to show the required balance from the broker, the issuer has shown the minimum maintenance requirement so the reader can understand whether there is sufficient collateral for the broker requirement which is determined by the broker. The due to/from broker captures the margin on the financial statement balance sheet.

Comment 23. Since these Funds have unitary fee, please confirm in correspondence if the adviser is current with all payments to fund service providers.

Response. The Registrant so confirms.

Comment 24. Note 10. In-Kind Seeding. In correspondence, please explain whether this transaction for SURI met the requirements of an acquisition pursuant to Regulation S-X 6-11 and whether the in-kind seeding was disclosed in the initial prospectus for the Fund. Also provide in the response who contributed the assets and whether they were any related parties or affiliates.

Response. The Registrant does not believe the in-kind seeding falls within the scope of Regulation S-X 6-11. Specifically, since the contribution of assets was not by a fund (as defined under Regulation S-X 6-11), this transaction falls outside of Regulation S-X 6-11. The in-kind seeding was disclosed in the prospectus and Statement of Addition Information, each dated December 27, 2022, under the heading “CONFLICTS OF INTEREST RELATED TO THE ADVISER AND SUB-ADVISER.” The initial prospectus and Statement of Addition Information each dated November 15, 2022 did not contain this disclosure; however, no securities were sold under the initial prospectus. The contributor of assets was the Richard and Suzanne Kayne Living Trust. The Registrant believed the Richard and Suzanne Kayne Living Trust was not an affiliate of the Fund, nor an affiliate-of-an-affiliate at the time of the in-kind seeding; however, after conducting additional research in conjunction with SEC’s Division of Examination during a recent examination, the Registrant learned the Richard and Suzanne Kayne Living Trust was an affiliate -of-an-affiliate of the Fund. The Registrant has worked with the SEC exam staff to enhance its in-kind procedures to prevent any affiliate or affiliate-of-an-affiliate transactions in the future. Additionally, based upon guidance from the Registrant’s Independent Registered Public Accounting Firm, the Registrant does not believe Richard and Suzanne Kayne Living Trust was a related party at the time of the in-kind seeding.

Follow-Up. Please specifically explain how this was not a fund acquisition pursuant to S-X 6-11(a)(2)(i). Specifically address each item under S-X 6-11(a)(2)(i) to explain how it was not a fund acquisition.

Response. Upon review of the contours of S-X 6-11(a)(2)(i), the Registrant continues to believe that the SURI in-kind seeding is not within the ambit of S-X 6-11(a)(2)(i). This part of the rule, as reproduced below, contemplates private funds and certain private accounts.

(2) For purposes of this section:

(i) The term fund includes any investment company as defined in section 3(a) of the Investment Company Act of 1940, including a business development company, or any company that would be an investment company but for the exclusions provided by sections 3(c)(1) or 3(c)(7) of that Act, or any private account managed by an investment adviser.

The contributor of assets was the Richard and Suzanne Kayne Living Trust (“Kayne Trust”), which does not satisfy any of the three ways to qualify as a “fund” set forth under S-X 6-11(a)(2)(i). First, the Kayne Trust does not meet the definition of investment company under section 3(a) of the Investment Company Act of 1940 because it does not meet the conditions of section 3(a), as reproduced below.

(1) When used in this title [15 USCS §§ 80a-1 et seq.], “investment company” means any issuer which--

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

As to (A), the Kayne Trust does not engage in the “business” nor hold itself out as proposing to engage in the “business” of investing, reinvesting, or trading in securities because it is not a commercial investment vehicle open to the investing community but is rather a vehicle for the Kayne Trust to accomplish the charitable and other purposes of the grantor.

As to (B), the Kayne Trust does not engage and has not engaged in the business of issuing face-amount certificates, nor does it have any such certificate outstanding.

As to (C), the rationale and conclusion is the same as to (A).

Second, the Kayne Trust does not implicate sections 3(c)(1) or 3(c)(7) because its falls outside the definition of investment company and thus, does not rely on any exclusions from such definition.

Third, the Kayne Trust is not a private account managed by an investment adviser, in part, because the Kayne Trust does not engage an investment adviser.

For the reasons enumerated above, the in-kind seeding was not a fund acquisition because the Kayne Trust does not fall within the definition of a “fund” as set forth in S-X 6-11(a)(2)(i).

The Registrant acknowledges the Staff’s position that it expects disclosure in a registration statement for seed transactions of new fund even if the transaction falls outside the scope of Regulation S-X 6-11. In the future, the Registrant will consult with the Staff about such disclosure for similar in-kind transactions.

Audit Opinion

Comment 25. On page 178, with respect to the Simplify Bitcoin Strategy PLUS Income ETF, it appears as if reference to the consolidated statement of cash flows is missing from the second column.

Response. The Registrant undertakes to confer with the Independent Registered Public Accounting Firm to assure future filings do not contain such an inadvertent omission.

Follow-Up. Please file an amended N-CSR to correct the audit opinion for this item.

Response. The first paragraph denotes consolidated statements of operations and cash flows (as applicable) and also the top of the column denotes Statements of Operations and Cash Flows (as applicable) and was intended to cover the cash flows for applicable funds/consolidation. The auditor sees the language below and understands not calling out specifically cash flows along with the other statements and will file an updated opinion with the amended Form N-CSR.

Form N-CSR

Comment 26. There is requirement to disclose nature of services comprising the audit related fee in Item 4(b). Please provide that disclosure in correspondence and include in future filings as applicable. This comment also applies to Item 4(c) for the tax fees.

Response. The Registrant proposes to include introductory language substantially similar to the following.

The Registrant has engaged its principal accountant (“auditor”) to perform audit services, audit-related services, tax services and other services during the past fiscal year. “Audit services” refer to performing an audit of the Registrant’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. “Audit-related services” refer to the assurance and related services by the auditor that are reasonably related to the performance of the audit, such as, when requested, review of internally prepared dividend calculations; review of equalization calculations; review of semi-annual financial statements; and consent for required filings. “Tax services” refer to professional services rendered by the auditor for preparation of Federal, State and Excise tax returns, and as requested, tax compliance, tax advice, and tax planning.

The Registrant undertakes to provide the requisite detail describing the nature of the services comprising the fees for Item 4(b) and Item 4(c) in future filings.

Follow-Up. The disclosure for the nature of related audit and tax fees must be specific to the fees that were disclosed for that period. Please make sure in future filings the description is specific charged to the fees for that year.

Response. The Registrant confirms that future filings will include descriptions tailored to the audit and tax fees for that year.

Misc.

Comment 27. The Simplify Intermediate Term Treasury Futures Strategy ETF was formerly known as Simplify Risk Parity Treasury ETF. Please explain if this was only a name change or if any investment objectives, strategy, or risks also changed. Please explain how shareholders were notified of the change.

Response. Simplify Intermediate Term Treasury Futures Strategy ETF, formerly the Simplify Risk Parity Treasury ETF, changed its name effective as of October 28, 2022 with the annual update 485(b) filing. The Registrant confirms this was only a name change and there were no corresponding changes to the Fund’s investment objective, strategy, or risks. The annual update informed investors of the name change with the following parenthetical “SIMPLIFY INTERMEDIATE TERM TREASURY FUTURES STRATEGY ETF (formerly Simplify Risk Parity Treasury ETF).”

Comment 28. The Simplify Interest Rate Hedge ETF invests in interest rate swaps but we did not see swaps as part of the principal strategy or principal investment risks in the prospectus. Please advise.

Response. Upon review, the Registrant notes that swaps (measured at notional value) accounted for less than 1% of the Fund’s portfolio, which the Registrant believes is adequately disclosed in the Statement of Additional Information

Comment 29. Please explain how Simplify Propel Opportunities ETF is investing in accordance with its principal investment strategy. Per the Schedule of Investments as of June 30, 2023, approximately 25% was in energy and 25% in fixed income ETFs. Also, specifically explain why this Fund that concentrates in biotech, pharma, and health care holds these types of investments.

Response. The Registrant notes that the Fund’s portfolio was consistent with its principal investment strategy because it did concentrate in the biotech, pharma, and health care industries. The Fund’s Sub-Adviser employs an actively managed opportunistic multi-asset strategy, which is consistent with the prospectus disclosures and asset composition including allocations to energy securities and fixed-income ETFs.

Comment 30. A 497 was filed on January 23, 2024 for Simplify Tail Risk Strategy ETF regarding a reverse stock split. Please confirm that the registrant has reviewed IM Dear CFO 2001-05 and explain how the registrant will comply with the requirements.

Response. Upon review, the Registrant notes that it intended to comply with guidance of the IM Dear CFO 2001-05 Letter, but that such compliance was rendered moot because the Fund closed March 7, 2024.

Prospectuses

Comment 31. For Funds that invest in MLPs. Please disclose in the registration statement that investments in MLPs are limited to 25% of total assets for compliance with subchapter M. Additionally, please explain how the tax status of Funds that invest in MLPs are monitored for compliance with subchapter M.

Response. The Registrant will consider adding such disclosure in future filings of the registration statement. To the extent that it is added, the Registrant will specify that this applies only to MLPs that are qualified publicly traded partnerships. Compliance with Subchapter M is monitored on a daily, post-trade basis by the Bank of New York Mellon, the Funds’ administrator.

Comment 32. A footnote in the fee tables for Simplify Aggregate Bond ETF, Simplify Enhanced Income ETF, Simplify Hedged Equity ETF, Simplify Stable Income ETF, Simplify US Equity PLUS Convexity ETF, and Simplify US Equity PLUS Downside Convexity ETF says that “Other Expenses have been restated. The Fund no longer engages in transaction that incur interest expense.” Please explain in correspondence what specific transactions were causing interest expense and how the Funds will no longer incur that expense.

Response. The specific transactions that were causing interest expense were written options. Effective November 1, 2023, Interactive Brokers (IBKR), the Funds’ options executing broker, agreed to stop charging interest for margin deficit and negative cash balances in the trading and tri-party custody accounts for the Funds.

Form N-CEN

Comment 33. Please verify the accuracy of the aggregate value of principal transactions reported in Item C.17.b. for the Simplify Bitcoin Strategy PLUS Income ETF, as the amount appears high compared to the net assets of the fund. The aggregate value of principal transactions is $5,590,148,963 while the net assets of the fund are less than $25 million.

Response. The Registrant confirms the accuracy of the aggregate value of principal transactions reported in Item C.17.b. for the Simplify Bitcoin Strategy PLUS Income ETF. The Registrant notes that a significant portion of the aggregate value of the principal transactions is attributable to the broker Morgan Stanley. Of the $5,541,500,264, $198,981,730 is Treasury Bills transactions while $5,342,518,534 is related to Reverse Repurchase Agreement transactions. Reverse repurchase transactions are closed out on a daily basis resulting in a very large amount transactions relative to the Fund’s size.

Comment 34. Please explain why Item B.15 was checked No. (a. During the reporting period, did the Registrant rely on any orders from the Commission granting an exemption from one or more provisions of the Act, Securities Act or Exchange Act?). The Registrant appears to have a manager of managers exemptive order and subadvisers appeared to be hired during the period for the Simplify Propel Opportunities ETF and the Simplify Opportunistic Income ETF.

Response. The Registrant undertakes to make correct Item B.15 indications in future filings.

Comment 35. Please explain why the funds that invested in derivatives did not check any of the boxes in N-CEN Item C.7.n.

Response. The Registrant undertakes to make correct Item C.7.n indications in future filings.

Comment 36. For the Simplify Intermediate Term Treasury Futures Strategy ETF, please verify the accuracy of the full name of class (Simplify Risk Parity Treasury ETF) in Item C.2.d.i., as this appears to be outdated.

Response. The Registrant confirms that the name of the Fund is Simplify Intermediate Term Treasury Futures Strategy ETF, and that the correct name will be used in future filings.

Follow-Up. Please add in the response a statement that it will be corrected in future filings.

Response. The Registrant has amended the response accordingly.

Comment 37. Please explain whether Item C.8.c should have been checked for the Simplify Macro Strategy ETF, indicating that expenses waived are subject to recapture. Per page 170, expenses are subject to recapture.

Response. The Registrant confirms that Item C.8.c was correctly marked NO for Simplify Macro Strategy ETF. Simplify Macro Strategy ETF cannot recapture previously waived fees without exceeding the unitary fee. To the extent any disclosures suggest that expenses are subject to recapture, such as page 170 referenced in the comment, the Registrant will correct the disclosures in future filings.

Comment 38. Please explain whether Item C.3.e. should have been checked for the Simplify Tail Risk Strategy ETF, as the principal investment strategies indicates that the fund is a fund of funds. Please explain whether any other fund should have checked this box.

Response. The Registrant notes that Item C.3.e. should have been checked for the Simplify Tail Risk Strategy ETF and was due to an oversight. The Registrant undertakes to provide appropriate Item C.3.e checks for all Funds in future filings.

Comment 39. Please explain whether Item C.3.c. should have been checked for the Simplify Volatility Premium ETF, which has the following objective: The Fund seeks to provide investment results, before fees and expenses, that correspond approximately to one-fifth to three-tenths the inverse (-0.2x to -0.3x) of the performance of the S&P 500 VIX short-term futures index while seeking to mitigate extreme volatility. (N-CEN Item C.3.c.: Seeks to achieve performance results that are a multiple of a benchmark, the inverse of a benchmark, or a multiple of the inverse of a benchmark.)

Response. The Registrant notes that because the Fund seeks returns that are in a range rather than a multiple of an index, it believes leaving the Item C.3.c box unchecked is correct.

Follow-Up. The Staff expects that box to be checked for the Fund.

Response. The Registrant will check that box for the Fund in future filings.

Exemptive Order

Comment 40. Please specifically explain how the Registrant has complied with the Conditions for Relief in the Multi Manager Exemptive Order:

A. V. 2. The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisors and recommend their hiring, termination and replacement.

B. V. 12. Each Fund will disclose the Aggregate Fee Disclosure in its registration statement. (a. Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Fund’s registration statement only the Aggregate Fee Disclosure. For a Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Advisor and any Excluded Subadvisors; and (ii) aggregate fees paid to Subadvisors other than Excluded Subadvisors. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any subadvisory fees paid to any Excluded Subadvisors.)

Response.

A. The Registrant notes the disclosure was included in the initial prospectus for each Fund. When the combined prospectuses were filed, such disclosure appears to have inadvertently dropped off of the prospectuses. In future filings, the Registrant will add back the disclosure for each Fund and prominently disclose that the adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the sub-advisers and recommend their hiring, termination and replacement.

Manager-of-Managers Order

The Trust and the Adviser have received an exemptive order from the SEC that permits the Adviser, with the Board approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval. The exemptive order permits the Adviser, subject to the approval of the Board, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval if the Adviser and the Board believe such action will benefit the Fund and its shareholders.

B. The Registrant believes the fees disclosed are the aggregate fees as defined in the Exemptive Order. The fees disclosed are those that are paid to the adviser by the applicable Fund, and any sub-adviser is paid out of the fee received by the adviser (not the Fund).

Comment 41. Please also explain how the financial statements reflect the Aggregate Fee Disclosure: c. Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b), and (c), to the extent necessary to permit the Fund’s financial statements to contain only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

Response. Upon review, the Registrant believes it has complied with the disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Follow-Up. The same comment that was provided in the Follow-Up to Comment 40.

Response. Please see the Registrant’s response to Follow-Up Comment 40.

Financial Statements (June 30, 2023)

Comment 42. Please explain whether any of the creation/redemption fees charged by the ETF are retained by the fund. If so, please disclose the accounting policy for the fees. Please also explain and disclose whether any fees are paid to related parties.

This comment relates to the disclosure on page 172: In addition to the fixed transaction fee, the Funds may charge an additional maximum 3% of the amount invested variable fee for creation and redemptions in cash, to offset brokerage and impact expenses associated with a cash transaction.

Response. The Registrant notes that as disclosed in Note 8., the authorized participants pay a base creation/redemption fee of $500 to the shareholder servicing agent (not the respective Fund or a related party such as the adviser) when purchasing and redeeming Creation Units of a Fund. Additionally, the Registrant notes that a variable creation/redemption fee of up to 3% may be charged for cash create and redeems which is retained by the respective Fund as a capital item presented in the Statements of Changes in Net Assets and in Financial Highlights as “Variable transaction fees (see Note 8)” (e.g. Simplify Interest Rate Hedge ETF).

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ Parker D. Bridgeport

Parker D. Bridgeport